February 16, 2005


Via Facsimile 617.523.1231 and U.S. Mail

Gilbert G. Menna, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

RE:	Summit Properties Partnership, L.P. ("Summit LP")
      Schedule TO-I/A filed February 10, 2005
      File No. 5-53141

Dear Mr. Menna:

      We have the following comments on the above-referenced filing. Because the SC TO incorporates by reference from the Form S-4, the revisions made in response to these comments should be made in a Form S-4.

Item 7 of Schedule TO-I - Source and Amount of Funds or Other
Consideration

1. We have reviewed and considered the reply submitted in response to prior comment number three, and disagree that Summit LP has adequately explained to unit holders the source and amount of funds and securities offered in exchange for their existing units.
The response to this item requirement incorporates by reference from sections of the Form S-4 that appear exclusively dedicated to disclosure with respect to the merger consideration. The disclosure should first be amended to distinguish between the tender offer and the merger. In addition, revise the disclosure to summarize for unit holders in Summit LP the specific sources and total amount of funds and non-cash consideration being used in the tender offer. Quantify the total amount of funds and non-cash consideration that could be issued in the tender offer. See Item 1007(a) of Regulation M-A.

Summary - The Exchange Offer, page 10

2. We have reviewed the reply provided in response to prior comment number six, and disagree with the analysis and conclusion.
The disclosure improperly indicates that the tender offer is being made to each limited partner other than Summit. Excluding Summit from the tender offer contravenes Rule 13e-4(f)(8)(i). Please revise the Form S-4 here and in any corresponding locations to make clear, as discussed by telephone, that Summit will no longer be excluded from the offer.

Background of the Transaction, page 44

3. We have reviewed the reply provided in response to prior comment number 8. Revise the disclosure in the Form S-4 to make clear, if true, that Summit LP believes the exchange offer consideration was selected through arm`s length negotiations in reliance upon the factors identified in your response. Briefly itemize the factors upon which Summit LP relied in agreeing to and selecting the tender offer consideration. In addition, affirmatively state that no appraisal of Summit LP`s assets was undertaken for the purpose of valuing the limited partnership units separately from shares of Summit common stock.

Opinion of JP Morgan, page 56

4. Please disclose the response received with respect to prior comment number nine in the Form S-4.

Consequences of Failure to Properly Tender Existing Units in the
Exchange Offer, page 71

5. Revise to indicate that the new partnership agreement is the source of legal authority governing the automatic conversion of existing partnership units for new units.

6. We have reviewed the reply provided in response to prior comment number 12, and disagree with the analysis and conclusion.
As the response in reply to prior comment number 11 indicates, the new partnership agreement, by its terms, operates to require the automatic conversion of existing partnership units into new units following expiration of the tender offer. The solicitation of consents in favor of the new partnership agreement may therefore constitute an arrangement to purchase the existing partnership units outside of the tender offer in contravention of Rule 14e-5. Revise the disclosure in the Form S-4 to indicate the solicitation of consents in favor of the new partnership agreement may not comply with Rule 14e-5. Alternatively, please submit a request for no-action relief with the Division of Market Regulation.

7. Revise to disclose the originally anticipated legal termination date of the partnership as described in the original partnership agreement.

Capitalization, page 83

8. To the extent the number of shares sought in the tender offer is increased to reflect the number of shares outstanding, please revise the cover page of Schedule TO in order to recalculate the new filing fee owed. Alternatively, revise to affirmatively indicate, if true, that Summit will not be tendering their shares into the tender offer and Summit LP, in reliance upon such representation, will not be changing the overall amount of units sought.

Closing Comments

      Please amend your Form S-4 by filing a post-effective amendment to promptly comply with our comments. If you do not agree with a comment, then tell us why in your response. As required by Regulation S-T, please submit the response electronically and ensure that the amended Form S-4 is marked to reflect changes.

      Please direct any questions to me at (202) 942-2920. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


								Sincerely,


								Nicholas P. Panos
								Special Counsel
								Office of Mergers &
								Acquisitions